UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report:  March 5, 2010
Commission file number 1-12874
TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
4th Floor
Belvedere Building
69 Pitts Bay Road
Hamilton, HM08 Bermuda
(Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☑

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY CORPORATION
REPORTS FOURTH QUARTER AND ANNUAL RESULTS
Highlights
•	Fourth quarter 2009 cash flow from vessel operations of $129.4 million, up 16 percent from the previous quarter
•
Fourth quarter 2009 adjusted net loss attributable to stockholders of Teekay of $33.3 million, or $0.45 per share (excluding specific items which increased net income by $49.1 million, or $0.67 per share)

•	Completed offering of $450 million, 8.5 percent senior unsecured notes due 2020 and repurchased $151.1 million of existing 8.875 percent senior unsecured notes due July 2011
•	Current consolidated liquidity of over $2.1 billion; $2.8 billion in total consolidated liquidity including pre-arranged newbuilding financing
•	On March 2, 2010, Teekay Corporation agreed to sell two Suezmax tankers and one Handymax product tanker to Teekay LNG Partners
Hamilton, Bermuda, March 4, 2010 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $33.3 million, or $0.45 per share, for the quarter ended December 31, 2009, compared to adjusted net income of $53.2 million, or $0.73 per share, attributable to the stockholders of Teekay for the same period of the prior year. Adjusted net income (loss) attributable to stockholders of Teekay excludes a number of specific items which had the net effect of increasing net income by $49.1 million (or $0.67 per share) for the three months ended December 31, 2009 and decreasing net income by $704.1 million (or $9.71 per share) for the three months ended December 31, 2008, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net income attributable to the stockholders of Teekay of $15.9 million(2), or $0.22 per share, for the quarter ended December 31, 2009, compared to net loss attributable to the stockholders of Teekay of $650.9 million(2), or $8.98 per share, for the same period of the prior year. Net revenues(3) for the fourth quarter of 2009 were $448.9 million, compared to $611.6 million for the same period of the prior year.
For the year ended December 31, 2009, the Company reported an adjusted net loss attributable to stockholders of Teekay of $87.5 million, or $1.20 per share, compared to adjusted net income attributable to stockholders of Teekay of $285.3 million, or $3.94 per share, for the same period of the prior year, excluding a number of specific items which had the net effect of increasing net income by $202.0 million (or $2.77 per share) in 2009 and decreasing net income by $754.8 million or $10.42 per share in 2008, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net income attributable to the stockholders of Teekay of $114.5 million, or $1.57 per share for the year ended December 31, 2009, compared to net loss attributable to the stockholders of Teekay of $469.4 million, or $6.48 per share, for the same period of the prior year. Net revenues for the twelve months ended December 31, 2009 were $1.9 billion compared to $2.5 billion for the prior year.
On January 5, 2010, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended December 31, 2009. The cash dividend was paid on January 29, 2010, to all shareholders of record on January 15, 2010.

(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Company’s financial results.

(2)	Effective January 1, 2009, Teekay amended the accounting and reporting for non-controlling interest, which is now classified as a component of equity.

(3)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

-more-

Commenting on Teekay’s results, Bjorn Moller, Teekay’s President and Chief Executive Officer stated: “The contribution from our growing fixed-rate businesses proved particularly valuable during the second half of 2009, providing cash flow stability through one of the most volatile spot tanker markets in decades” Mr. Moller continued, “In the fourth quarter, Teekay generated over $129 million of cash flow from vessel operations, despite the spot tanker market weakness that persisted through most of the quarter. We expect 2010 will bring continued tanker market volatility; however our fixed-rate offshore, liquefied gas and conventional tanker businesses will provide Teekay with a significant base of stable cash flows while our spot-traded fleet retains the potential upside to the spot tanker market.”
Mr. Moller continued, “We have made great progress in 2009 on the key priorities we communicated at our June 2009 investor meeting. Since that time, we have continued to reduce our exposure to the spot tanker market through selling and chartering-out spot-trading tankers and re-delivering in-chartered vessels. The re-delivery of spot in-chartered vessels alone has resulted in quarterly cost savings of over $85 million for the fourth quarter of 2009 compared to the fourth quarter of 2008. In addition, our focus on cost management has resulted in significant savings in overhead and vessel operating expenses. At the same time, our unique corporate structure and strategy of selling assets to our three daughter public companies has enabled accretive growth at our daughter companies while achieving our objective of reducing net debt at the Teekay parent level. Through vessel sales to third parties and our daughter companies, as well as cash flow from operations, Teekay parent’s total net debt and newbuilding commitments were reduced by over $600 million in during 2009.”
Mr. Moller added, “Teekay enters 2010 financially well-positioned with over $2.8 billion of total consolidated liquidity, including a fully-financed newbuilding program, with a favorable debt maturity profile with no significant near-term maturities, and with no current debt covenant concerns. Our successful $450 million bond offering completed in January 2010 has extended the maturity of a significant portion of our debt, which provides Teekay with greater financial flexibility going forward. In 2010, our key priorities include continuing to reduce net debt at the Teekay parent company level and to improve our profitability. We have been able to achieve substantial cost savings during 2009 and our focus in 2010 will be to sustain those cost savings while also achieve higher revenues, particularly in our offshore segment.”
Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follows the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended December 31, 2009*
	(unaudited)
(in thousands of	Teekay Offshore Partners	Teekay LNG Partners	Teekay Tankers	Teekay		Consolidation	Teekay Corporation
U.S. dollars)	LP	LP	Ltd.	Parent		Adjustments	Consolidated

Net revenues(1)	178,775	85,130	25,227	203,924		(44,137)	448,919

Vessel operating expenses(1)	61,642	20,837	9,244	72,495		—	164,218
Time-charter hire expense	28,141	—	—	97,074		(44,137)	81,078
Depreciation and amortization	44,984	20,010	7,493	42,488		—	114,975

Cash flow from vessel operations(2)(3) (4)	73,230	60,392	14,528	(18,740	)(4)	—	129,410

Net debt(5)	1,573,867	1,419,252	294,796	877,705		—	4,165,620

*	Please see footnotes below the table on the following page.
-more-

	Three Months Ended December 31, 2008
	(unaudited)
(in thousands of	Teekay Offshore Partners	Teekay LNG Partners	Teekay Tankers	Teekay		Consolidation	Teekay Corporation
U.S. dollars)	LP	LP	Ltd.	Parent		Adjustments	Consolidated

Net revenues(1)	189,199	87,412	36,353	343,989		(45,336)	611,617

Vessel operating expenses(1)	58,237	20,414	9,829	81,951		—	170,431
Time-charter hire expense	34,852	—	—	177,129		(45,336)	166,645
Depreciation and amortization	40,669	20,113	7,017	38,103		—	105,902

Cash flow from vessel operations(2)(3)	65,346	54,212	22,288	57,327	(4)	—	199,173

Net debt(5)	1,434,948	1,439,363	302,130	1,128,971		—	4,305,412

(1)
Commencing in 2009 and applied retroactively, the gains and losses related to non-designated derivative instruments have been reclassified to a separate line item in the Statements of Income (Loss) and are no longer included in the amounts above.

(2)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(3)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also received dividends/distributions from daughter public companies of $42.3 million and $50.7 million for the three months ended December 31, 2009 and 2008, respectively. The dividends/distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore.

(5)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation and storage services to the offshore oil industry. Through its 51 percent ownership interest in Teekay Offshore Operating L.P. (OPCO), Teekay Offshore operates a fleet of 33 shuttle tankers (including seven chartered-in vessels), four floating storage and offtake (FSO) units, nine conventional oil tankers and two lightering vessels. Teekay Offshore also has direct ownership interests in two shuttle tankers, one FSO unit, one floating, production, storage and offloading (FPSO) unit and has the right to participate in certain other FPSO opportunities. As at December 31, 2009, Teekay Parent directly owned the remaining 49 percent interest in OPCO, as well as a 40.47 percent interest in Teekay Offshore (including the two percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $73.2 million in the fourth quarter of 2009, from $65.3 million in the same period of the prior year. This increase was primarily due to the acquisition from Teekay of the Petojarl Varg FPSO in September 2009 as well as lower time-charter hire expense as a result of a reduced in-chartered fleet, partially offset by lower shuttle tanker fleet utilization.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its current fleet of 15 LNG carriers, three LPG carriers and eight Suezmax crude oil tankers. In addition, Teekay LNG expects to take delivery of three newbuilding LPG carriers in 2010 and 2011. Teekay Parent currently owns a 49.2 percent interest in Teekay LNG (including the two percent sole general partner interest).
-more-

Cash flow from vessel operations from Teekay LNG during the fourth quarter of 2009 increased to $60.4 million from $54.2 million in the same period of the prior year. This increase was primarily due to the delivery of the first two Skaugen LPG/Multigas carriers from subsidiaries of IM Skaugen ASA in April and November 2009, the acquisition of a 70 percent interest in the two Tangguh LNG carriers in August 2009 and the effect of the strengthening of the Euro against the U.S. Dollar on the Partnership’s Euro-denominated revenues, partially offset by a decrease in the Teide Spirit profit share (the time charter for the Teide Spirit contains a profit share component tied to spot tanker rates which is determined in the fourth quarter of each year). In addition, there was a reduction in revenue in the fourth quarter of 2009 compared to the same quarter of the prior year due to a decrease in LIBOR which affected the daily charter rates that are adjusted for changes in LIBOR under the time-charter contracts for five of the Partnership’s Suezmax tankers. This reduction is offset by a corresponding decrease in net interest expense.
On November 24, 2009, Teekay LNG completed a follow-on equity offering of 3.95 million common units (including the exercised portion of the underwriters’ overallotment option), raising net proceeds of $91.9 million. Proceeds from the offering were used to repay amounts drawn under Teekay LNG’s revolving credit facilities and for general corporate purposes.
On March 2, 2010, Teekay LNG agreed to acquire from Teekay two 2009-built Suezmax tankers and one 2007-built Handymax product tanker, and their respective long-term time-charter contracts, for a total cost of $160 million. This transaction is expected to be completed in mid-March 2010.
Teekay Tankers Ltd.
Teekay Tankers currently owns a fleet of nine Aframax tankers and three Suezmax tankers. Seven of the 12 vessels are currently employed on fixed-rate time charters mostly ranging from one to three years in initial duration, with the remaining vessels trading in the spot tanker market. Based on the existing fleet employment profile, approximately 55 percent of Teekay Tankers revenue days in 2010 are under fixed-rate charters. Teekay Parent currently owns a 42.2 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares).
Cash flow from vessel operations from Teekay Tankers decreased to $14.5 million in the fourth quarter of 2009, from $22.3 million in the same period of the prior year, primarily due to a decrease in spot tanker rates in the fourth quarter of 2009 compared to the same period of the prior year.
Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay directly owns a substantial fleet of vessels. As at February 28, 2010, this included 26 conventional tankers, four FPSOs, a 33 percent interest in four newbuilding LNG carriers under construction, four Aframax shuttle tanker newbuildings under construction, and one recently converted FSO unit. In addition, Teekay Parent had 34 chartered-in conventional tankers (including 10 vessels owned by its subsidiaries) and two chartered-in LNG carriers owned by Teekay LNG.
For the fourth quarter of 2009, Teekay Parent’s cash flow from vessel operations decreased by $76.1 million from the same period of the prior year, primarily due to a decrease in average spot tanker rates and a decrease of 1,735 spot revenue days compared to the fourth quarter of 2008. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys. In addition, Teekay Parent’s fourth quarter 2009 cash flow from vessel operations was lower due to the sale of the Petrojarl Varg FPSO unit to Teekay Offshore in September 2009. The decrease in cash flow from vessel operations from Teekay Parent was partially offset by lower time-charter hire expense and reduced operating and overhead expenses as a result of cost reduction initiatives.
-more-

Tanker Market
During the latter part of the fourth quarter, spot tanker rates recovered from the multi-year lows of the previous quarter as a result of increased global oil demand, rising supply from both OPEC and non-OPEC sources, seasonal factors such as weather-related vessel delays and an increase in the use of conventional tankers for floating storage volumes, which tightened active fleet supply. Spot tanker rates remained strong during the first few weeks of 2010 largely due to severe winter weather conditions in the Northern Hemisphere which led to increased oil demand and caused weather-related delays. Subsequently, spot tanker rates have softened in late January and February due to easing seasonal factors and an increase in available fleet capacity as a result of a reduction in global floating storage volumes.
In January 2010, the International Monetary Fund (IMF) raised its global GDP growth forecast for 2010 to 3.9 percent from 3.1 percent. The upward adjustment is a result of indications of a stronger and faster recovery of the global economy than was previously anticipated. The International Energy Agency (IEA) has forecasted that global oil demand in 2010 will average 86.5 million barrels per day (mb/d) which represents a 1.6 mb/d (or 1.8 percent) increase from 2009 when global oil demand contracted by 1.5 percent compared to the prior year.
In 2009, the world tanker fleet grew by 7.3 percent as approximately 48 million deadweight tonnes (mdwt) of new capacity joined the worldwide fleet and approximately 19 mdwt was removed through scrapping or conversion for other uses. The tanker newbuilding delivery profile for 2010 is similar to 2009. However, there is potential for an increase in scrapping due to the International Maritime Organization (IMO) targeted phase-out of single hull tankers which could have a dampening effect on tanker supply and lead to lower fleet growth in 2010 compared to the prior year.
-more-

Teekay’s Spot and Short-Term Time-Charter Tanker Fleet Performance
The following table highlights the consolidated operating performance of the Company’s conventional spot tanker pools and period out-charters with an initial term of between one and three years, measured in net revenues per revenue day or time-charter equivalent (TCE) rates, in addition to average daily in-charter rates and total in-charter days for each respective period:

	Three Months Ended
	December 31,	September 30,	December 31,
	2009	2009	2008
Suezmax
Gemini Suezmax Pool average spot TCE rate(1)	$21,109	$14,878	$47,173
Spot revenue days(2)	1,084	1,074	628
Average time-charter out rate (3)(4)	$26,971	$35,018	$23,084
Time-charter revenue days	370	294	616
Average in-charter rate	$28,604	$28,524	$31,954
In-charter days	442	460	583

Aframax
Teekay Aframax Pool average spot TCE rate (1)(5)	$13,963	$9,005	$33,596
Spot revenue days(2)	2,202	2,473	3,885
Average time-charter rate (3)	$29,543	$32,165	$32,196
Time-charter revenue days	307	486	510
Average in-charter rate	$20,629	$22,365	$28,503
In-charter days	1,602	1,971	3,027

LR2
Taurus LR2 Pool average spot TCE rate (1)	$15,448	$15,737	$49,644
Spot revenue days(2)	368	368	460
Average time-charter rate (3)	$18,500	$18,500	$30,264
Time-charter revenue days	92	64	184
Average in-charter rate	$19,000	$19,082	$19,097
In-charter days	92	92	92

MR
MR product tanker average spot TCE rate (1)	$9,746	$10,548	$22,350
Spot revenue days(2)	108	272	524
Average product tanker time-charter rate (3)	$20,600	$24,072	$26,405
Time-charter revenue days	92	92	182
Average in-charter rate	$22,386	$19,231	$22,653
In-charter days	108	272	616

(1)
Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools, but exclude vessels greater than 15 years old.

(2)	Spot revenue days include total owned and in-chartered vessels in the Teekay consolidated fleet but exclude commercially managed vessels (of third parties) in the pools.

(3)
Average time-charter rates include realized gains and losses of synthetic time-charters and forward freight agreements (FFAs), short-term time-charters, and fixed-rate contracts of affreightment that are initially between one and three years in duration.

(4)	Average Suezmax time-charter rates exclude the cost of spot in-chartering vessels for contract of affreightment cargoes.

(5)
Including items outside of the pool (vessels greater than 15 years old and realized results of bunker hedging and FFAs), the average Teekay Aframax spot TCE rate was $13,244 per day, $10,185 per day and $32,482 per day during the three months ended December 31, 2009, September 30, 2009 and December 31, 2008, respectively.

-more-

Fleet List
In late-January 2010, Teekay Parent sold one of its older Aframax tankers for $10.3 million. As at February 28, 2010, Teekay’s consolidated fleet consisted of 155 vessels, including chartered-in vessels, newbuildings under construction but excluding vessels managed for third parties, as summarized in the following table:

	Number of Vessels (1)
	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Teekay Parent Fleet (2)
Spot-rate:
Aframax Tankers (3)	1	12	—	13
Suezmax Tankers	8	3	—	11
LR2 Product Tankers	4	2	—	6

Total Teekay Parent Spot Fleet	13	17	—	30

Fixed-rate:
Aframax Tankers (3)	4	4	—	8
Suezmax Tankers	5	2	—	7
VLCC Tankers	—	1	—	1
MR Product Tankers	4	—	—	4
LNG Carriers (4)	—	—	4	4
Shuttle Tankers	—	—	4	4
FPSO Units	4	—	—	4
FSO Units	1	—	—	1

Total Teekay Parent Fixed-rate Fleet	18	7	8	33

Total Teekay Parent Fleet	31	24	8	63

Teekay Offshore Fleet (5)(6)	44	7	—	51

Teekay LNG Fleet	26	—	3	29

Teekay Tankers Fleet	12	—	—	12

Total Teekay Consolidated Fleet	113	31	11	155

(1)	Excludes vessels managed on behalf of third parties.

(2)	Excludes the fleet of OPCO, which is owned 51 percent by Teekay Offshore and 49 percent by Teekay Parent. All of OPCO’s 48 vessels are included within the Teekay Offshore fleet.

(3)	Excludes nine vessels chartered-in from Teekay Offshore Partners and one vessel chartered-in from Teekay Tankers.

(4)	Excludes two LNG carriers chartered-in from Teekay LNG.

(5)	Includes five shuttle tankers in which Teekay Offshore’s ownership is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership is 67 percent.

(6)	Includes one FSO in which Teekay Offshore’s ownership is 89 percent.
-more-

Liquidity and Capital Expenditures
As at December 31, 2009, Teekay had consolidated liquidity of $1.9 billion, consisting of $422.5 million cash and $1.5 billion of undrawn revolving credit facilities, of which $1.0 billion, consisting of $207.8 million cash and $815.9 million of undrawn revolving credit facilities is attributable to Teekay Parent.
In January 2010, the Company completed a public offering of $450 million aggregate principal amount of senior unsecured notes due 2010, which bear interest at a rate of 8.5 percent per year. Concurrently, through a tender offer, the Company repurchased approximately $151.1 million aggregate principal amount of its outstanding 8.875 percent senior unsecured notes due July 2011 at an average price of 107.8 percent of their principal amount. Giving pro forma effect to the note offering and tender offer as if they had occurred on December 31, 2009, Teekay’s total consolidated liquidity would have been $2.1 billion as of that date of which $1.2 billion would have been attributable to Teekay Parent. Including pre-arranged newbuilding financing of $710 million, Teekay’s current total consolidated liquidity is approximately $2.8 billion.
The Company’s remaining capital commitments relating to its portion of newbuildings were as follows as at December 31, 2009:

(in millions)	2010	2011	2012	2013	Total
Teekay Offshore	—	—	—	—	—
Teekay LNG	$70	—	—	—	$70
Teekay Tankers	—	—	—	—	—
Teekay Parent	$279	$309	$45	—	$633

Total Teekay Corporation Consolidated	$349	$309	$45	$—	$703

As indicated above, the Company had total capital expenditure commitments of approximately $703 million remaining as at December 31, 2009, for which all financing has been pre-arranged.
About Teekay
Teekay Corporation transports approximately 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of 155 vessels, offices in 16 countries and approximately 6,300 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Web site: www.teekay.com
-more-

TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES(1)	517,757	500,368	797,320	2,167,149	3,229,443

OPERATING EXPENSES
Voyage expenses (1)	68,838	71,659	185,703	294,091	758,388
Vessel operating expenses (1)(2)	164,218	147,442	170,431	601,517	639,948
Time-charter hire expense	81,078	94,964	166,645	429,321	612,089
Depreciation and amortization	114,975	107,111	105,902	436,831	418,802
General and administrative (1)(2)	56,410	52,238	55,835	212,483	240,570
Loss (gain) on sale of vessels and equipment, net of write-downs	21,839	915	(10,554)	12,629	(50,267)
Goodwill impairment charge	—		330,517	—	334,165
Restructuring charges	2,427	1,456	4,449	14,444	15,629

	509,785	475,785	1,008,928	2,001,316	2,969,324

Income (loss) from vessel operations	7,972	24,583	(211,608)	165,833	260,119

OTHER ITEMS
Interest expense (1)	(29,943)	(30,035)	(77,457)	(141,448)	(292,596)
Interest income (1)	4,105	4,193	23,703	19,999	97,111
Realized and unrealized gain (loss) on derivative instruments (1)	56,980	(121,664)	(447,373)	140,046	(565,411)
Income tax (expense) recovery	(6,715)	(10,904)	23,132	(18,889)	56,176
Equity income (loss) from joint ventures (1)	11,843	(8,945)	(25,305)	41,700	(36,085)
Foreign exchange gain (loss)	8,978	(26,047)	23,908	(30,922)	24,727
Other income (loss) — net	3,542	2,938	(1,899)	12,961	(3,935)

Net income (loss) (3)	56,762	(165,881)	(692,899)	189,280	(459,894)
Less: Net (income) loss attributable to non-controlling interests	(40,898)	23,633	42,026	(74,800)	(9,561)

Net income (loss) attributable to stockholders of Teekay Corporation	15,864	(142,248)	(650,873)	114,480	(469,455)

Earnings (loss) per common share of Teekay
- Basic	$0.22	$(1.96)	$(8.98)	$1.58	$(6.48)
- Diluted	$0.22	$(1.96)	$(8.98)	$1.57	$(6.48)

Weighted-average number of common shares outstanding
- Basic	72,590,677	72,553,809	72,467,924	72,549,361	72,493,429
- Diluted	73,599,706	72,553,809	72,467,924	73,058,831	72,493,429

(1)
Commencing in 2009 and applied retroactively, the realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes have been reclassified to a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

-more-

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
Realized (losses) gains relating to:
Interest rate swaps	(36,199)	(41,321)	(9,925)	(127,936)	(38,286)
Foreign currency forward contracts
Vessel operating expenses	(136)	(926)	(1,216)	(6,826)	13,760
General and administrative expenses	78	(55)	(1,171)	(2,158)	8,485
Voyage expenses and other	—	—	(526)	—	12,745
Bunkers, FFAs and other	(5,953)	2,655	(7,623)	(1,293)	(32,971)

	(42,210)	(39,647)	(20,461)	(138,213)	(36,267)

Unrealized gains (losses) relating to:
Interest rate swaps	94,377	(81,114)	(432,066)	258,710	(487,546)
Foreign currency forward contracts	(430)	2,060	(13,753)	14,797	(45,728)
Bunkers, FFAs and other	5,243	(2,963)	18,907	4,752	4,130

	99,190	(82,017)	(426,912)	278,259	(529,144)

Total realized and unrealized gains (losses) on non- designated derivative instruments	56,980	(121,664)	(447,373)	140,046	(565,411)

In addition, equity income (loss) from joint ventures includes net unrealized gains (losses) from non-designated interest rate swaps held within the joint ventures of $11.8 million, $(10.2) million and $(30.4) million for the three months ended December 31, 2009, September 30, 2009, and December 31, 2008, respectively, and $32.4 million and $(33.0) million for the twelve months ended December 31, 2009 and 2008, respectively.
(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to United States GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Statements of Income (Loss), as detailed in the table below:

	Three Months Ended			Twelve Months Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2009	2009	2008	2009	2008
Vessel operating expenses	(520)	2,979	(9,015)	9,155	(5,054)
General and administrative	(544)	2,615	(4,667)	5,760	(3,271)

(3)	Commencing in 2009 and applied retroactively, the Company’s net income (loss) includes income attributable to non-controlling interests.
-more-

TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31,	As at September 30,	As at December 31,
	2009	2009	2008
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	422,510	495,402	814,165
Other current assets	342,944	301,147	438,829
Restricted cash — current	36,068	37,845	35,841
Restricted cash — long-term	579,243	615,093	614,715
Vessels held for sale	10,250	34,637	69,649
Vessels and equipment	6,622,534	6,694,688	6,713,392
Advances on newbuilding contracts	213,408	196,080	553,702
Derivative assets	48,115	85,006	167,326
Investment in joint ventures	129,248	117,204	103,956
Investment in direct financing leases	507,512	481,489	79,508
Other assets	171,526	162,059	155,959
Intangible assets	213,870	238,392	264,768
Goodwill	203,191	203,191	203,191

Total Assets	9,500,419	9,662,233	10,215,001

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	389,132	331,657	371,084
Other current liabilities	1,294	1,990	22,255
Current portion of long-term debt	272,225	351,792	392,659
Long-term debt	4,931,216	4,991,302	5,377,474
Derivative liabilities	359,479	497,907	843,265
In process revenue contracts	244,360	264,237	317,865
Other long-term liabilities	227,540	267,764	237,994
Equity:
Non-controlling interests (1)	849,015	757,167	583,938
Stockholders of Teekay	2,226,158	2,198,417	2,068,467

Total Liabilities and Equity	9,500,419	9,662,233	10,215,001

(1)	Effective January 1, 2009, Teekay amended the accounting and reporting for non-controlling interest, which is now classified as a component of equity.
-more-

TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended
	December 31,
	2009	2008
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	338,097	523,641

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,182,941	2,226,628
Scheduled repayments of long-term debt	(217,703)	(365,850)
Prepayments of long-term debt	(1,583,852)	(1,306,309)
Decrease in restricted cash	38,953	23,955
Repurchase of common stock	—	(20,512)
Net proceeds from the public offerings of Teekay LNG	158,996	148,345
Net proceeds from the public offering of Teekay Offshore	102,009	141,484
Net proceeds from the public offering of Teekay Tankers	65,556	—
Cash dividends paid	(91,747)	(82,877)
Distribution from subsidiaries to non-controlling interests	(109,942)	(91,794)
Other	2,007	3,014

Net financing cash flow	(452,782)	676,084

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(495,214)	(716,765)
Proceeds from sale of vessels and equipment	219,834	331,611
Purchase of marketable securities	—	(542)
Proceeds from sale of marketable securities	—	11,058
Proceeds from sale of interest in Swift Product Tanker Pool	—	44,377
Purchase of Teekay Petrojarl ASA	—	(304,949)
Net loans to joint ventures	(1,369)	(229,940)
Other	(221)	36,917

Net investing cash flow	(276,970)	(828,233)

(Decrease) increase in cash and cash equivalents	(391,655)	371,492
Cash and cash equivalents, beginning of the year	814,165	442,673

Cash and cash equivalents, end of the year	422,510	814,165

-more-

TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net loss attributable to stockholders of Teekay, a non-GAAP financial measure, to net income and net income attributable to stockholders of Teekay as determined in accordance with GAAP, adjusted for some of the significant items of income and expense that affected the Company’s net income for the three and twelve months ended December 31, 2009, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Twelve Months Ended
	December 31, 2009		December 31, 2009
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net income — GAAP basis	56,762		189,280
Adjust for: Net income attributable to non-controlling interests	(40,898)		(74,800)

Net income attributable to stockholders of Teekay	15,864	0.22	114,480	1.57
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	(109,908)	(1.49)	(328,029)	(4.49)
Foreign currency exchange (gains) losses (3)	(8,978)	(0.12)	30,922	0.42
Restructuring charge (4)	2,427	0.03	14,444	0.20
Loss on sale of vessels and equipment and asset impairments(5)	28,008	0.38	18,798	0.26
Non-recurring adjustments to tax accruals and deferred income tax expense on unrealized foreign exchange (losses) gains	15,625	0.21	42,037	0.57
Other (6)	6,466	0.09	13,285	0.18
Non-controlling interests’ share of items above	17,239	0.23	6,579	0.09

Total adjustments	(49,121)	(0.67)	(201,964)	(2.77)

Adjusted net loss attributable to stockholders of Teekay	(33,257)	(0.45)	(87,484)	(1.20)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions and the re-flagging of certain of the Company’s shuttle tankers.

(5)
Primarily relates to loss (gain) on sale of vessels and equipment, write-downs of vessels and equipment, write-downs of intangible assets, impairment on investment in joint venture and adjustment to the carrying value of two shuttle tankers.

(6)	Primarily relates to realized loss on early termination of interest rate swap agreement, realized loss on embedded derivative settlement and loss on bond repurchase (8.875 percent notes due 2011).
-more-

TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET LOSS
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to stockholders of Teekay, a non-GAAP financial measure, to net loss and net loss attributable to stockholders of Teekay as determined in accordance with GAAP, adjusted for some of the significant items of income and expense that affected the Company’s net loss for the three and twelve months ended December 31, 2008, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

	Three Months Ended		Twelve Months Ended
	December 31, 2008		December 31, 2008
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net loss — GAAP basis	(692,899)		(459,894)
Adjust for: Net loss (income) attributable to non-controlling interests	42,026		(9,561)

Net loss attributable to stockholders of Teekay	(650,873)	(8.98)	(469,455)	(6.48)
Add (subtract) specific items affecting net income:
Unrealized losses from derivative instruments (2)	469,520	6.48	547,735	7.56
Foreign currency exchange gains (3)	(22,290)	(0.31)	(24,844)	(0.35)
Deferred income tax expense on unrealized foreign exchange losses (4)	(14,181)	(0.20)	(22,343)	(0.31)
Restructuring charge (5)	4,449	0.06	15,629	0.22
Gain on sale of vessels and equipment, net of asset impairments (6)	(10,553)	(0.15)	(50,266)	(0.69)
Goodwill impairment	330,517	4.56	334,165	4.61
Net effect from non-cash changes in purchase price allocation for the acquisitions of 50 percent of OMI Corporation and Teekay Petrojarl ASA (7)	908	0.01	15,698	0.22
Change in long-term incentive plan accruals (8)	—	—	(22,606)	(0.31)
Write-down of marketable securities	6,273	0.09	20,158	0.28
Other (9)	510	0.01	4,886	0.06
Non-controlling interests’ share of items above	(61,036)	(0.84)	(63,429)	(0.87)

Total adjustments	704,117	9.71	754,783	10.42

Adjusted net income attributable to stockholders of Teekay	53,244	0.73	285,328	3.94

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Primarily due to deferred income tax related to unrealized foreign exchange gains and losses.

(5)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions.

(6)	Primarily relates to gain on sale of vessels and equipment, write-downs of vessels and equipment, and write-downs of intangible assets.

(7)
Primarily relates to changes in amortization of intangible assets as a result of adjustments to the purchase price allocation of OMI Corporation and amortization of in-process revenue contracts as a result of adjustments to the purchase price allocation of Teekay Petrojarl ASA.

(8)	Relates to changes in accruals relating to the Company’s long-term incentive plan which is linked to the Company’s share price. Amounts are included in general and administrative expenses.

(9)	Primarily relates to losses on bond repurchases (8.875 percent notes due 2011), a change in non-cash deferred tax balances, and settlement of a previous claim against OMI Corporation.
-more-

TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AT DECEMBER 31, 2009
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	101,747	102,570	10,432	207,761	—	422,510
Other current assets	102,311	14,602	12,842	223,439	—	353,194
Restricted cash (current & non- current)	—	611,520	—	3,791	—	615,311
Vessels and equipment	1,917,248	1,817,350	506,309	2,381,627	—	6,622,534
Advances on newbuilding contracts	—	57,430	—	155,978	—	213,408
Derivative assets	8,347	32,131	—	7,637	—	48,115
Investment in joint ventures	—	81,132	—	48,116	—	129,248
Investment in direct financing leases	56,261	416,541	—	34,710	—	507,512
Other assets	20,226	25,561	3,396	122,343	—	171,526
Advances to affiliates	17,673	20,714	223	(38,610)	—	—

Equity investment in subsidiaries	—	—	—	1,204,518	(1,204,518)	—
Intangibles and goodwill	163,998	168,307	6,761	77,995	—	417,061

TOTAL ASSETS	2,387,811	3,347,858	539,963	4,429,305	(1,204,518)	9,500,419

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	73,698	52,210	13,902	249,322	—	389,132
Other current liabilities	—	1,294	—	—	—	1,294
Advances from affiliates	99,876	111,104	—	(210,980)	—	—
Current portion of long-term debt	108,159	107,697	3,600	52,769	—	272,225
Long-term debt	1,567,455	2,025,645	301,628	1,036,488	—	4,931,216
Derivative liabilities	70,179	134,006	13,893	141,401	—	359,479
In-process revenue contracts	—	—	669	243,691	—	244,360
Other long-term liabilities	34,920	56,373	—	136,247	—	227,540
Equity:
Non-controlling interests (1)	44,297	4,920	—	557	799,241	849,015
Equity attributable to stockholders/ unitholders of publicly-listed entities	389,227	854,609	206,271	2,779,810	(2,003,759)	2,226,158

TOTAL LIABILITIES AND EQUITY	2,387,811	3,347,858	539,963	4,429,305	(1,204,518)	9,500,419

NET DEBT (2)	1,573,867	1,419,252	294,796	877,705	—	4,165,620

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non- controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries. Commencing in 2009, non-controlling interest is included as a component of equity.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
-more-

TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENTS OF INCOME FOR THE THREE MONTHS ENDED DECEMBER 31, 2009
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Voyage revenues	213,396	85,549	25,951	242,447		(49,586)	517,757

Voyage expenses	34,621	419	724	38,523		(5,449)	68,838
Vessel operating expenses	61,642	20,837	9,244	72,495		—	164,218
Time-charter hire expense	28,141	—	—	97,074		(44,137)	81,078
Depreciation and amortization	44,984	20,010	7,493	42,488		—	114,975
General and administrative	15,876	5,599	1,455	33,480		—	56,410
Loss on sale of vessels and equipment, net of write-downs	—	—	—	21,839		—	21,839
Restructuring charge	955	197	—	1,275		—	2,427

Total operating expenses	186,219	47,062	18,916	307,174		(49,586)	509,785

Income (loss) from vessel operations	27,177	38,487	7,035	(64,727)		—	7,972

Net interest expense	(9,649)	(9,636)	(1,145)	(5,408)		—	(25,838)
Realized and unrealized loss on derivative instruments	15,844	526	2,031	38,579		—	56,980
Income tax (expense) recovery	14,290	(1,137)	—	(19,868)		—	(6,715)
Equity loss from joint ventures	—	5,591	—	6,252		—	11,843
Equity in earnings of subsidiaries (1)	—	—	—	39,034		(39,034)	—
Foreign exchange loss	1,837	8,675	(5)	(1,529)		—	8,978

Other — net	1,863	596	—	1,083		—	3,542
Net (loss) income	51,362	43,102	7,916	(6,584)		(39,034)	56,762
Less: Net loss (income) attributable to non-controlling interests (2)	(1,820)	(3,377)	—	108		(35,809)	(40,898)

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	49,542	39,725	7,916	(6,476)		(74,843)	15,864

CASH FLOW FROM VESSEL OPERATIONS (3)	73,230	60,392	14,528	(18,740	)(4)	—	129,410

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries. Commencing in 2009, the Company’s net income (loss) includes income (loss) attributable to non-controlling interests.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also received dividends/distributions from the daughter public companies of $42.3 million for the three months ended December 31, 2009. The dividends/distributions received by Teekay Parent include those with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P. which is controlled by Teekay Offshore.

-more-

TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2009
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay		Consolidation
	Offshore	LNG	Tankers	Parent		Adjustments	Total

Voyage revenues	821,856	321,129	113,303	1,111,091		(200,230)	2,167,149

Voyage expenses	111,026	1,902	3,106	202,584		(24,527)	294,091
Vessel operating expenses	233,261	76,882	33,221	258,153		—	601,517
Time-charter hire expense	117,202	—	—	487,822		(175,703)	429,321
Depreciation and amortization	166,350	78,397	28,660	163,424		—	436,831
General and administrative	58,016	18,162	6,694	129,611		—	212,483
Gain on sale of vessels and equipment, net of write-downs	—	—	—	12,629		—	12,629
Restructuring charge	5,008	3,250	—	6,186		—	14,444

Total operating expenses	690,863	178,593	71,681	1,260,409		(200,230)	2,001,316

Income (loss) from vessel operations	130,993	142,536	41,622	(149,318)		—	165,833

Net interest expense	(42,083)	(45,408)	(6,942)	(27,016)		—	(121,449)
Realized and unrealized gain (loss) on derivative instruments	53,560	(40,950)	4,310	123,126		—	140,046
Income tax (expense) recovery	(12,638)	(694)	—	(5,557)		—	(18,889)
Equity income (loss) from joint ventures	—	17,098	—	24,602		—	41,700
Equity in earnings of subsidiaries (1)	—	—	—	146,038		(146,038)	—
Foreign exchange loss	(6,151)	(10,835)	(56)	(13,880)		—	(30,922)
Other — net	8,918	392	—	3,651		—	12,961

Net income (loss)	132,599	62,139	38,934	101,646		(146,038)	189,280
Less: Net (income) loss attributable to non-controlling interests (2)	(7,413)	(1,969)	—	271		(65,689)	(74,800)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	125,186	60,170	38,934	101,917		(211,727)	114,480

CASH FLOW FROM VESSEL OPERATIONS (3)	253,221	216,247	65,170	(8,398	)(4)	—	526,240

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries. Commencing in 2009, the Company’s net income (loss) includes income (loss) attributable to non-controlling interests.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also received dividends/distributions from the daughter public companies of $176.3 million for the year ended December 31, 2009. The dividends/distributions received by Teekay Parent include those with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore.

-more-

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; the Company’s financial strength, including the stability of its cash flows, the proportion of its total cash flows contributed from its fixed-rate businesses, its liquidity position, and debt maturity profile; upside potential from the Company’s exposure to the spot market; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the impact on the Company’s profitability through cost reductions and revenue improvements; the impact on the Company’s financial leverage and flexibility resulting from its strategy of selling assets to its public company subsidiaries, Teekay LNG, Teekay Offshore and Teekay Tankers; and increased revenue from the offshore segment. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts; changes affecting the offshore tanker market; shipyard production delays; changes in the Company’s expenses; the Company’s future capital expenditure requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2008. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
-end-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION
Date: March 5, 2010	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)